

SECU' 16013028

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue; Suite 707
(No. and Street)

Huntsville (City) Alabama (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smith 256-539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd,Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street (Address) Decatur (City) Alabama (State) 35601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.

ANNUAL REPORT
FORM X-17A-5
December 31, 2015

G.L.S. & ASSOCIATES, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA
Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
G.L.S. & Associates, Inc.

We have audited the accompanying statement of financial condition of G.L.S. & Associates, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of G.L.S. & Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Unites States of America.

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II), and the Information for Possession or Control Requirements Under Rule 15c3-3 (Schedule III) has been subjected to audit procedures performed in conjunction with the audit of G.L.S. & Associates, Inc.'s financial statements. The supplemental information is the responsibility of G.L.S. & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 25, 2016

G.L.S. Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current Assets	
Cash	$ 84,566
Accounts receivable	97,534
Deferred tax asset	17,570
Total Current Assets	199,670
Fixed Assets	
Furniture and Equipment, net of depreciation	19,579
TOTAL ASSETS	$ 219,249

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable & accrued liabilities	$ 30,227
Accounts payable credit due clients	30,166
Deferred revenue	1,817
Total Current Liabilities	62,210
Stockholders' Equity	
Common Stock	1,000
Treasury Stock, at cost	(29,602)
Retained Earnings	185,641
Total Stockholders' Equity	157,039
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 219,249

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2015

Income	
Commissions income	$ 51,300
Seasonal Equity Program income	157,049
Investment Advisory Fee income	470,521
Trails income	634,465
Securities income	4,667
TOTAL INCOME	1,318,002
Operating Expenses	
Salaries and commissions	702,615
Payroll taxes	44,923
Employee Benefits	71,110
Rent	104,983
Insurance	20,947
Office expenses	29,635
Advertising	45,765
Meals and entertainment	15,427
Fees and subscriptions	28,615
Licenses and taxes	1,773
Telephone	17,242
Sales training	22,136
Accounting/Legal Expense	35,841
Mediation Settlement	250,000
Repairs and maintenance	429
Travel and transportation	2,463
Depreciation	11,099
Miscellaneous	6,651
TOTAL OPERATING EXPENSES	1,411,654
INCOME (LOSS) FROM OPERATIONS	(93,652)
Other Income (Expenses)	
Other Income	7,024
Interest expense	(17)
TOTAL OTHER INCOME	7,007
INCOME (LOSS) BEFORE INCOME TAXES	(86,645)
BENEFIT (PROVISION) FOR INCOME TAXES	22,697
NET INCOME (LOSS)	$ (63,948)

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

Stockholders' Equity, Beginning of Period	$ 220,987
Net Income (Loss)	(63,948)
Stockholders' Equity, End of Period	$ 157,039

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2015

Balance, Beginning of Period	$ -
Increases (Decreases)	$ -
Balance, End of Period	$ -

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (63,948)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,099
(Gain) loss on temporary investments	1,640
(Increase) decrease in accounts receivable	(17,989)
(Increase) decrease in temporary investments	106,922
(Increase) decrease in Advance - Employee	780
(Increase) decrease in prepaid expenses	2,942
(Increase) decrease in deferred tax asset	(17,570)
Increase (decrease) in accounts payable	(12,680)
Increase (decrease) in income taxes payable	(4,178)
Increase (decrease) in deferred revenue	(3,279)
Increase (decrease) in deferred tax liability	(5,127)
Total adjustments	62,560
Net cash provided (used) by operating activities	(1,388)
Net increase (decrease) in cash and cash equivalents	(1,388)
Cash and cash equivalents at beginning of year	85,954
Cash and cash equivalents at end of year	$ 84,566
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 17
Income taxes	$ 4,178

The accompanying notes are an integral part of the financial statements.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

Note 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. It also received investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The Company's financial instruments are cash, accounts receivable, trading securities and accounts payable. The recorded values of these accounts approximate their fair values.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 2 **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 **ACCOUNTS RECEIVABLE**

Accounts receivable consists of the following at December 31, 2015:

Mutual Fund Commissions	$ 1,712
Investment Advisory Fees	38,152
Trails Commissions--Mutual Funds	18,987
Trails Commissions--Variable Annuities	38,280
Corporate Bonds Commissions	403
Total Accounts Receivable	$ 97,534

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following at December 31, 2015:

Furnishings and Equipment	$ 83,031
Less: Accumulated Depreciation	(63,452)
Total Property & Equipment	$ 19,579

NOTE 5 **SECURITIES OWNED BY COMPANY**

The company invests excess funds in short-term investments classified as trading securities.
At December 31, 2015:

Trading Securities at cost	$ 0
Unrealized gains	0
Unrealized losses	-
Trading Securities at fair value	$ 0

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 STOCKHOLDERS' EQUITY

The company has authorized 100,000 shares of $.01 par value common stock. At December 31, 2015, 98,100 shares were outstanding; treasury stock of 1,900 shares have been recorded at cost.

The Company has a stock purchase agreement with its minority shareholders who are also active employees. The terms of the agreement provide for in-service partial redemption subject to certain vesting requirements and also full redemption upon retirement. The number of shares subject to this arrangement is 2,550 which is less than three percent of the outstanding stock.

Currently, there are no redemption requirements under the agreement.

NOTE 7 RETIREMENT PLAN

The Company sponsors a retirement plan for the employees. Participants are allowed to defer up to $18,000 (employees over age 50 may defer an additional $6,000), and the company matches up to four percent of eligible compensation. Additionally, the Company may elect to make an additional discretionary contribution amount. The company contributed $14,896 for the year ended December 31, 2015.

NOTE 8 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The Company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2015, the company had $91,058 of uninsured deposits.

NOTE 9 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. As a result of the difference of accounting for depreciation for tax purposes and book purposes, a net deferred tax liability is created.

NOTE 9 INCOME TAXES (CONTINUED)

The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows at December 31, 2015:

Current	
Federal	$ 17,810
State	4,887
Total Current Income Tax Benefit (Provision)	$ 22,697
Deferred	
Federal	$14,148
State	3,422
Total Deferred Income Tax Asset (Liabilitiy)	$17,570

The Company's effective income tax rate is composed of a federal rate of 15% and a state rate of 6% for a total of 21%.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal income tax returns for prior years are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

NOTE 10 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to April 30, 2019. The base (minimum) monthly lease payments from March 1, 2016 through April 30, 2016 are $0. For the period beginning May 1, 2016 through April 30, 2017 the minimum payments will be $6,834. For the period beginning May 1, 2017 through April 30, 2018, the minimum payments will be $6,971. For the period beginning May 1, 2018 through April 30, 2019, the minimum payments will be $7,146. Rent expense for the years ended December 31, 2015 was $104,983.

Future minimum rental payments are as follows:

2016	$ 54,672
2017	$ 83,104
2018	$ 85,052

Additional amounts are also due under the terms of the lease for excess building operating costs.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $119,890 which was $114,890 in excess of its required net capital of $5,000.

NOTE 12 CONTINGENCIES

Without admitting and expressly denying any liability whatsoever, the Company settled all claims arising from a civil action captioned *Paulk v. Rogers*, Circuit Court for Madison County, Alabama, Case No. CV-2004-901289 and a FINRA arbitration proceeding styled *Paulk v. G.L.S. & Associates, Inc.*, FINRA Case No. 14-01949.

The firm is awaiting response from the Alabama Securities Commission ("ASC") Show Cause Order (Admin Order No. SC-2015-0009). Since all claims against the firm have been settled, the firm expects the ASC to dismiss the Show Cause Order.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

G.L.S. Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2015

Schedule I

Total stockholders' equity from Statement of Financial Condition	$ 157,039
Add liabilities subordinated to claims of general creditors	-
Total stockholders' equity qualified for Net Capital	157,039
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Property and equipment, net	19,579
Deferred tax asset	17,570
Total nonallowable assets from Statement of Financial Condition	37,149
Net Capital, before haircuts on securities positions	119,890
Haircut on securities: other securities	-
Net Capital (Deficit)	119,890
Capital Requirement	5,000
Excess (Deficit) Net Capital	$ 114,890

G.L.S. Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2015

Schedule I, continued

Total liabilities from Statement of Financial Condition	$ 62,210
Less: Non-Aggregate Indebtedness	
Deferred tax liability	-
Total Aggregate Indebtedness	$ 62,210

G.L.S. Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2015

Schedule I, continued

Description	As Originally Reported	As Audited	Difference	Explanation
State of Financial Condition				
Deferred Tax Asset	-	17,570	17,570	Change in deferred tax asset
Deferred Tax Liability	5,127	-	(5,127)	Change in deferred tax asset
Retained Earnings	162,943	185,640	22,697	Change in net income
Statement of Income				
Provision for income tax	(19,372)	(42,069)	(22,697)	Increase in accrual of income tax

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $ 5,127

G.L.S. Associates, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2015

Schedule II

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

G.L.S. Associates, Inc.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
December 31, 2015

Schedule III

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of G.L.S. & Associates, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) G.L.S. & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which G.L.S. & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1) - the firm conducts limited business (mutual funds and/or variable annuities only). And (2) G.L.S. & Associates, Inc. stated that G.L.S. & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. G.L.S. & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.L.S. & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such and opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 25, 2016


G.L.Smith
&ASSOCIATES
Wealth Management

February 9, 2016

G. L. S. & Associates, Inc.'s Exemption Report

G. L. S. & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1): the firm conducts limited business (mutual funds and/or variable annuities only.

G.L.S. & Associates, Inc.
Name of Company

I, Gregory L. Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________
Title: President

200 Clinton Avenue, Suite 707, Huntsville, AL 35801
256-539-4805 • 1-800-529-4805

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA
Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Samuel B. (Ben) Adams, CPA

Independent Accountants' Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of
G.L.S. & Associates, Inc.
Huntsville, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by G.L.S. & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating G.L.S. & Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. G.L.S. & Associates, Inc.'s management is responsible for the G.L.S. & Associates, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
February 25, 2016